Exhibit 99.66

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.
Suite 250 - 200 Burrard Street
Vancouver, BC V6C 3L6

2.	DATE OF MATERIAL CHANGE

November 17, 2021

3.	NEWS RELEASE

News release dated November 17, 2021 was disseminated via Accesswire.

4.	SUMMARY OF MATERIAL CHANGE

On November 17, 2021, enCore Energy Corp. (“enCore”) (TSXV: EU, OTCQB: ENCUF) announced that the shareholders of Azarga Uranium Corp. (“Azarga Uranium”) (TSX: AZZ, OTCQB: AZZUF, FRA: P8AA) have approved the plan of arrangement (the “Plan of Arrangement”) with enCore previously announced on September 7, 2021.

The Plan of Arrangement was approved by 99.8% of the votes cast by holders of common shares of Azarga Uranium. In addition, the Plan of Arrangement was approved by a simple majority of the votes cast by Azarga Uranium shareholders, excluding the votes cast in respect of the Azarga Uranium shares held by certain related parties (as defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions).

Closing of the Plan of Arrangement is subject to the receipt of applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including, without limitation, the final stock exchange approval.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the attached full version of the news release dated November 17, 2021, which is hereby incorporated by reference.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT

November 18, 2021

NEWS RELEASE

TSX.V: EU

OTCQB:ENCUF

November 17, 2021

www.encoreuranium.com

AZARGA URANIUM SHAREHOLDERS APPROVE MERGER WITH ENCORE ENERGY

November 17, 2021- Vancouver, B.C. - enCore Energy Corp. (TSXV: EU; OTCQB:ENCUF) (the “Company” or “encore”) is pleased to announce that the shareholders of Azarga Uranium Corp. (TSX: AZZ, OTCQB: AZZUF, FRA: P8AA) (“Azarga Uranium”) have approved the plan of arrangement (the “Plan of Arrangement”) with encore previously announced on September 7th, 2021. The Plan of Arrangement was approved by 99.8% of the votes cast by holders of common shares of Azarga Uranium. encore Energy will host an information session, via webinar, on Thursday, November 18, 2021 at 11 AM EST. Please register at: https://attendee.gotowebinar.com/register/5708536147519920651.

“encore is very pleased with the results of the Azarga Uranium shareholder vote and will be working closely with Azarga to complete the next steps to close this transaction,” said William M. Sheriff, Executive Chairman. “Upon closing of this transaction, encore Energy will have established itself as one of the leading in-situ recovery uranium development companies in the United States. The two licensed Texas production plants, now under revitalization, combined with over 90 million 43-101 compliant pounds of uranium resources across Wyoming, South Dakota and New Mexico1 ideally position encore to advance clean energy sources in the nuclear renaissance.”

In addition, the Plan of Arrangement was approved by a simple majority of the votes cast by Azarga Uranium shareholders, excluding the votes cast in respect of the Azarga Uranium shares held by certain related parties (as defined by Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions).

The British Columbia Supreme Court hearing for the final order to approve the Plan of Arrangement is expected to occur on November 19, 2021. Closing of the Plan of Arrangement is subject to the receipt of applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including, without limitation, the final stock exchange approval. encore Energy and Azarga Uranium are working together to complete these regulatory approvals in order to close the transaction.

In connection with the Plan of Arrangement, the Azarga Uranium shareholders will receive 0.375 common shares of encore for each Azarga Uranium common share held (the “Exchange Ratio”). Additionally, the Exchange Ratio will be subject to an adjustment mechanism at the closing of the transaction (the “Closing Exchange Ratio”). The Closing Exchange Ratio shall be equal to the greater of: (i) the Exchange Ratio; or (ii) an exchange ratio calculated as $0.54 divided by enCore’s 15-day volume-weighted average price prior to the closing of the transaction, subject to a maximum Closing Exchange Ratio of 0.49 common shares of encore for each share of Azarga Uranium outstanding.

None of the securities to be issued pursuant to the transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

For further information, please see Azarga Uranium’s Report of Voting Results, which is filed on SEDAR at www.sedar.com

About Azarga Uranium Corp.

Azarga Uranium is an integrated uranium exploration and development company that controls ten uranium projects and prospects in the United States of America (“USA”) (South Dakota, Wyoming, Utah and Colorado), with a primary focus of developing in-situ recovery uranium projects. The Dewey Burdock in-situ recovery uranium project in South Dakota, USA (the “Dewey Burdock Project”), which is the Company’s initial development priority, has been issued its Nuclear Regulatory Commission License and Class Ill and Class V Underground Injection Control permits from the Environmental Protection Agency and the Company is in the process of completing other major regulatory permit approvals necessary for the construction of the Dewey Burdock Project. For more information, please visit www.azargauranium.com.

About encore Energy Corp.

encore Energy Corp., a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (“ISR”) uranium producer, is led by a team of industry experts with extensive knowledge and experience in all aspects of ISR uranium operations. encore Energy’s initial opportunities are created from the Company’s South Texas licensed and past-producing Rosita and Kingsville Dome ISR production facilities, under development, and multiple satellite projects in South Texas plus the changing global uranium supply/demand outlook and opportunities for industry consolidation. Large uranium resource endowments in New Mexico add to the asset base for long term growth and development opportunities.

For additional information:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

1.	encore Energy Corp. and Azarga Uranium Corp. News Release dated September 7, 2021.

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